Exhibit 99.1

Absolute Announces Pricing of US$60 Million Public Offering

of Common Shares and Commencement of Trading of Common Shares on Nasdaq

VANCOUVER, British Columbia—October 28, 2020— In connection with its previously announced public offering of common shares in the United States and Canada (the “Offering”), Absolute Software Corporation (“Absolute”), a leader in Endpoint Resilience™ solutions, today announced that it has entered into an underwriting agreement with a syndicate of underwriters, comprising Needham & Company and Canaccord Genuity as joint book-running managers and Raymond James as passive book-running manager (collectively, the “Underwriters”). The Underwriters have agreed to purchase 5,454,546 common shares of Absolute (“Common Shares”) at a price of US$11.00 per Common Share (C$14.48 per Common Share) for aggregate gross proceeds to Absolute of approximately US$60 million. Closing of the Offering is expected to occur on October 30, 2020, subject to the satisfaction of customary closing conditions. In addition, the Underwriters have been granted a 30-day over-allotment option to purchase up to an additional 818,181 Common Shares from Absolute.

The Offering is being made in Canada pursuant to a prospectus supplement (the “Supplement”) to Absolute’s short form base shelf prospectus dated August 27, 2020 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, as it may be amended from time to time, containing the Supplement and Base Prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Absolute intends to use the net proceeds of the Offering for general corporate purposes, including to fund ongoing operations, to fund growth initiatives, and/or for working capital requirements, as set out in the Supplement.

The Common Shares are expected to begin trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “ABST” today, October 28, 2020. The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and are expected to begin trading under the new symbol “ABST” on or about October 29, 2020.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The final Supplement and the accompanying Base Prospectus, when available, can be found under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the final Supplement and accompanying Base Prospectus, when available, may also be obtained from Absolute, email to legalnotices@absolute.com, or you may request them from:

•	Needham & Company, LLC, Attention: Prospectus Department, 250 Park Avenue, 10th Floor, New York, NY 10177, by telephone at 800-903-3268;

•	Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com; or

•	Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, FL 33716, by telephone at 800-248-8863, by email at prospectus@raymondjames.com.

Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents Absolute has filed publicly with the securities regulatory authorities in Canada and the United States before making an investment decision.

No regulatory authority or stock exchange has either approved or disapproved the contents of this press release. This press release will not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Common Shares, in any province, state, or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such province, state, or jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, statements regarding: the satisfaction of closing conditions relating to the Offering; the expected listing of the Common Shares on Nasdaq; the expected change in Absolute’s trading symbol on the TSX; and the anticipated use of proceeds from the Offering. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: the Offering will be completed on favourable terms; and the proceeds from the Offering, if any, will be utilized by Absolute as currently expected.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk Factors” section of the Supplement and similar sections in Absolute’s most recently filed Management’s Discussion and Analysis, which are available under Absolute’s profile on www.sedar.com. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation: risks related to the COVID-19 pandemic and its impact on Absolute, economic conditions, and global markets; the failure of Absolute and/or the underwriters to satisfy closing conditions to the Offering; the failure of Absolute to satisfy certain Nasdaq and/or TSX listing requirements; the failure of Absolute to use any of the proceeds received from the Offering in a manner consistent with current expectations; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

About Absolute

Absolute is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network, and empowers them with Self-Healing Endpoint® security to ensure mission-critical apps remain healthy and deliver intended value.

©2020 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and SELF-HEALING ENDPOINT are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Contact:

Media Relations

press@absolute.com

408-313-9974

Investor Relations

IR@absolute.com

212-868-6760